SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

FITCH ASSIGNS INITIAL RATING “AAA (BRA)” TO TIM PARTICIPAÇÕES

TIM PARTICIPAÇÕES SA (“Company”) (B3: TIMP3; NYSE: TSU), informs its shareholders, the market in general and other interested parties that, on this date, the credit rating agency Fitch Ratings (“Fitch”) assigned to the Company the Initial Long-Term Rating on a National Scale “AAA(bra)”, with a stable outlook.

In Fitch's view, TIM's initial rating reflects its strong business profile, supported by its relevant participation in the mobile telephony sector, as well as in relation to its conservative financial indicators, with reduced financial leverage and robust liquidity position. The assessment also incorporates the expectation that the Company will present an increasing cash flow from operations and points out that the Company is prepared to deal with the competitive and regulated telecommunications sector in Brazil.

The original Fitch’s note is available for access here.

Rio de Janeiro, February 10th, 2020.

TIM Participações S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 10, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.